

SECURI 05043166 ON



RECEIVED MAY 27 2005 SEC MAIL PROCESSING WASH. D.C. 198 SECTION

VF 6-3-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. dba CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD H. BUCKNER 732-214-2645
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATRAMAN, CPA.
(Name - *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD (Address), NORTH BRUNSWICK (City) NJ (State) 08902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/13

6/17

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC. dba CHOICETRADE, as of MAY 26TH, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

EVP + CFO

Title

Nancy Namowicz

Notary Public

Nancy Namowicz, March 31, 2006, MILLTOWN NJ

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (732) 214-1592 **FAX: (732) 214-9226**

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

Pursuant to SEC Rule 17a-5(d)(4), please be advised that no material differences existed between the audited Computation of Net Capital and ChoiceTrade's corresponding Unaudited FOCUS Report – Part IIA for the period ended March 31, 2005.

Thank you.

Sincerely,



Ravi Venkatraman
Certified Public Accountant
May 26, 2005

LetsGoTrade, Inc.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2005 AND 2004

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT

LetsGoTrade, Inc.

TABLE OF CONTENTS

MARCH 31, 2005 AND 2004

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (732) 214-1592 FAX: (732) 214-9226

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc (the Company), as of March 31, 2005 and 2004, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA

May 26, 2005

LetsGoTrade, Inc
STATEMENT OF FINANCIAL CONDITION

	March 31, 2005	March 31, 2004
ASSETS		
Current Assets:		
Cash	$72,508	$15,931
Deposit with Clearing Firm	51,637	50,785
Commissions Receivable	78,016	12,592
Other Receivables	18,646	1,798
Prepaid Expenses (Note 2)	6,104	8,576
Other Current Assets	498,758	136,446
Total Current Assets	725,669	226,128
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2005 and $ 74,544 in 2004 (Note 1,3)	0	6,467
Total Property and Equipment	0	6,467
Other Assets:		
Security Deposits (Note 4)	1,587	1,541
Total Other Assets	1,587	1,541
TOTAL ASSETS	$727,256	$234,136
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$51,672	$5,909
Accrued expenses	8,250	12,500
Other Current Liabilities (Note 8)	26,500	25,000
Total Current Liabilities	86,422	43,409
Stockholders' Equity:		
Common Stock (Note 6,7,10)	55,882	49,400
Additional paid - in capital	1,896,495	1,873,230
Retained Earnings	(1,311,543)	(1,731,903)
Total Stockholders' Equity	640,834	190,727
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$727,256	$234,136

The Notes to Financial Statements are an integral part of this statement

LetsGoTrade, Inc
STATEMENT OF INCOME
FOR THE YEAR ENDED

	March 31, 2005	March 31, 2004
Revenues	$946,033	$264,011
Cost of Sales	(434,847)	(125,578)
Gross Profit	511,186	138,433
General, Sales, and Administrative Expenses (Note 11)	(95,250)	(50,020)
Depreciation	(6,467)	(18,618)
Income from operations	409,469	69,795
Interest income	10,891	2,946
Net Income	420,360	72,741
Retained Earnings - Beginning	(1,731,903)	(1,804,644)
Retained Earnings - Ending	($1,311,543)	($1,731,903)

The Notes to Financial Statements are an integral part of this statement

LetsGoTrade, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	March 31, 2005	March 31,2004
Cash Flow from Operating activities:		
Net Income for the period	420,360	$72,741
Add: Depreciation	6,467	18,618
Changes in assets and liabilities:		
Increase in Deposit with Clearing Firm	(852)	(98)
Increase in Commissions Receivable	(65,424)	(2,628)
Decrease/(Increase) in Prepaid Expenses	2,472	(644)
Increase in Other Current Assets	(362,312)	(64,170)
(Increase)/Decrease in Other Receivables	(16,848)	3,202
Increase in Security Deposits	(46)	0
Increase in Accounts Payable	45,763	416
Decrease in Accrued Expenses	(4,250)	(3,290)
Increase in Other Current Liabilities	1,500	8,000
Net increase in cash from Operating Activities	26,830	32,147
Cash Flow from Investing activities:		
Purchase of Fixed Assets		
Net increase in cash from Investing Activities		
Cash Flow from Financing activities:		
Common Stock	6,482	3,700
Additional Paid-in Capital	23,265	(34,650)
Net increase/(decrease) in cash from Financing Activities	29,747	(30,950)
Cash - Beginning	15,931	14,734
Cash - Ending	72,508	$15,931

The Notes to financial statements are an integral part of this statement

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

Note 1 - Summary of Significant Accounting Policies:

A. General

LetsGoTrade, Inc was incorporated in the State of Delaware on March 28, 2000. It has its main office in central New Jersey. LetsGoTrade, Inc is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

C. Revenue Recognition

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from electronic communications networks. Revenues from securities transactions are recognized on a trade date basis and are executed by independent broker-dealers and electronic communications networks. Order flow revenues are accrued in the same period as the related securities transactions.

Note 2 – Prepaid Expenses and Other Current Assets:

Prepaid Expenses represents prepaid legal fees, Regulatory fees and registration fees. Other Current Assets represents employee and other advances.

Note 3 - Property and Equipment:

Property and Equipment consists of the following:

	March 31,2005	March 31,2004
Equipment	$81,011	$ 81,011
Less: Accumulated Depreciation	81,011	74,544
	$ 0	$ 6,467

Depreciation expense was $6,467 and $ 18,618 for the years ended March 31,2005 and 2004 respectively.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

Note 4 – Security Deposits:

The Security deposit for March 31,2005 consists of the following:

Rental Deposit	$ 1,587

Note 5 - Commitments:

Effective November 1, 2004, LetsGoTrade, Inc has renewed leased office space at 197 Route 18, Suite # 3000, East Brunswick, NJ 08816, for a one year period. The lease rental is $793.55 per month.

Note 6 – 2000 Long-Term Incentive Plan:

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 2,500,000 shares of its Common Stock. As of March 31, 2005 there were 537,466 available shares remaining for future awards. From inception through March 31, 2005, the Company awarded 1,962,534 shares of stock from the plan; 1,826,500 were in the form of restricted stock awards and warrants, and 136,034 were in the form of option agreements which have expiration dates through June 2006. As of March 31, 2005, there were 1,559,800 shares in the form of Restricted stock awards and warrants and 116,334 shares in the form of option agreements outstanding. All awards were fully vested.

Note 7 – Options and Warrants:

In conjunction with the Company's "2000 Long-term Incentive Plan" and in consideration for various business arrangements and goodwill, the Company granted options and issued warrants to purchase shares of the Company's Common Stock. As of March 31, 2005 and 2004 there were 381,834 and 668,534 outstanding respectively. Such options and warrants are fully vested and exercisable at strike prices ranging from $ 0.01 to $ 3.00 per share and expire on various dates through December 14, 2008. During the year ended March 31, 2005, options and warrants representing 286,700 shares were exercised.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

Note 8– Related Party Transactions:

Other current liabilities as of March 31, 2005 includes $ 20,000 that represents a note payable to the spouse of a shareholder of the Company. Interest is payable monthly on the unpaid balance at a rate of eleven percent per annum. The note is payable on June 30th, 2005. On May 16th, 2005, the due date of the note was extended to December 31, 2005.

Note 9 – Regulatory Requirements:

LetsGoTrade,Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers Regulation, Inc.("NASDR") , which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $ 5,000. The Company had amounts in relation to the Rule as follows:

	March 31,2005	March 31,2004
Net Capital	$134,385	$37,698
Required Net Capital	$ 5,758	$ 5,000
Excess Net Capital	$ 128,627	$32,698

The Rule also requires that the ratio of the aggregated indebtness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	March 31,2005	March 31,2004
Aggregated indebtness	$86,422	$43,409
Net Capital	$134,384	$37,698
Ratio	0.64 to 1	1.15 to 1

Note 10- Share Capital:

The total number of shares that the Company is authorized to issue is Ten Million (10,000,000) shares of Common Stock ,$.01 par value per share. As of March 31,2005 and 2004, the shares issued and outstanding were 5,588,200 and 4,940,000 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31,

Note 11 - General, Sales and Administration expenses:

	2005	2004
Advertising expense	$10,512	$0
Audit Fees	3,000	2,500
Account Referral Fees	32,000	0
Bank Charges	104	115
Employee Benefits	3,371	17,283
Franchise Tax Expense	506	0
Interest	2,471	1,311
Fidelity Bond Expenses	385	0
Legal exp	4,114	0
Consulting Expenses	1,068	0
Regulatory Fees	6,345	4,312
Office expenses	4,140	2,112
Travel expenses	11,774	4,675
Compliance cost	361	0
Rent expense	9,361	9,245
Software Development expenses	500	3,175
Taxes	0	800
Office Supplies Exp	272	161
Telephone Expenses	4,966	4,331
Total	$95,250	$50,020

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (732) 214-1592 FAX: (732) 214-9226

AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

In planning and performing our audit of the financial statements and supplemental schedules of LetsGoTrade, Inc.(the Company), for the years ended March 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Ravi Venkataraman, CPA

May 26, 2005

LetsGoTrade, Inc.

	March 31, 2005	March 31, 2004
Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$640,834	$ 190,727
Deduct ownership equity not allowable for Net Capital	(506,449)	(153,029)
Total ownership equity qualified for Net Capital	134,385	37,698
Net Capital	134,385	37,698
Computation of Basic Net Capital Requirement		
Minimum net capital required	$5,758	$ 2,891
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000	5,000
Net Capital requirement	5,758	5,000
Excess net capital	128,627	32,698
Excess net capital at 1000%	125,743	33,357
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	$86,422	$ 43,409
Total aggregate indebtedness	86,422	43,409
Aggregate Indebtedness to Net Capital Computation		
	64.31%	115.15%

LetsGoTrade, Inc

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	March 31, 2005	MARCH 31, 2004
Opening Balance	$190,727	$148,936
Net Change during the year		
- Common Stock	6,482	3,700
- Additional Paid in Capital	23,265	(34,650)
Net Income For the year	420,360	72,741
Ending Blance	$640,834	$190,727

The Notes to the Financial Statements form an integral part of this statement